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                                                                       EXHIBIT 8


                               SIDLEY & AUSTIN
                           ONE FIRST NATIONAL PLAZA
                           CHICAGO, ILLINOIS 60603


                                 March 24, 1994



Scotsman Industries, Inc.
775 Corporate Woods Parkway
Vernon Hills, Illinois  60061


Ladies and Gentlemen:

   Reference is made to the Registration Statement on Form S-4 (No. 33-52033) filed with the Securities and Exchange Commission by you, as amended by Amendments No. 1, No. 2 and No. 3 (as amended, the "Registration Statement"), and the proxy statement-prospectus (the "Proxy Statement-Prospectus") included in such Registration Statement. Defined terms not otherwise defined herein have the meanings ascribed to them in the Proxy Statement-Prospectus.

   We have acted as special counsel to you in connection with the Proxy Statement-Prospectus. Based upon our review of the Proxy Statement-Prospectus and such other documents as we have deemed necessary, we are of the opinion that under the Federal income tax law in effect on the date hereof:

     1) Neither Scotsman nor its shareholders (other than the Merger Shareholders and Acquisition Shareholders) will realize taxable income or loss in the Merger or in the Share Acquisition; and

     2) The following discussion summarizes the material federal income tax consequences generally applicable to holders of Series A Convertible Preferred Stock and Series B Preferred Stock. For purposes of this discussion, the term "Preferred Stock" refers, collectively, to Series A Convertible Preferred Stock and Series B Preferred Stock. The discussion assumes that the Preferred Stock will be held as a capital asset within the meaning of section 1221 of the Code. Further, the discussion does not address all aspects of taxation that may be relevant to particular holders in light of their personal circumstances, or to certain types of holders (including dealers in securities, insurance companies, foreign persons, financial institutions and tax-exempt entities) subject to special treatment under the federal income tax laws.
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Scotsman Industries, Inc.
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     The federal income tax consequences set forth below are based upon currently existing provisions of the Code, judicial decisions, and administrative interpretations.

     Dividends on Preferred Stock. Dividends paid on the Preferred Stock will be taxable as ordinary income to the extent of Scotsman's current or accumulated earnings and profits for federal income tax purposes. To the extent that the amount of distributions paid on the Preferred Stock exceeds Scotsman's current or accumulated earnings and profits for federal income tax purposes, such distributions will be treated first as a return of capital and will be applied against and reduce the adjusted tax basis of the Preferred Stock in the hands of the shareholder. Any remaining amount will then be taxed as capital gain, and will be long-term capital gain if the holder's holding period for the Preferred Stock exceeds one year. For purposes of the remainder of this discussion, the term "dividend" refers to a distribution taxed as ordinary income as described above, unless the context indicates otherwise.

     Dividends received by corporate shareholders will be eligible for the 70% dividends-received deduction under section 243 of the Code, subject to the limitations contained in sections 246 and 246A of the Code. Under section 246(c) of the Code, the 70% dividends-received deduction will not be available with respect to Preferred Stock which is held for 45 days or less (90 days in the case of a dividend attributable to a period or periods aggregating more than 366 days), including the day of disposition, but excluding the day of acquisition or any day which is more than 45 days (or 90 days) after the date on which the Preferred Stock becomes ex-dividend. The length of time that a shareholder is deemed to have held stock for these purposes is reduced for periods during which the shareholder's risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales or other similar transactions.
  Section 246(c) also denies the dividends-received deduction to the extent that a corporate taxpayer is under an obligation, with respect to substantially similar or related property, to make payments corresponding to the dividend received. Under section 246(b) of the Code, the aggregate dividends-received deductions allowed may not exceed 70% of the taxable income (with certain adjustments) of the corporate shareholder. Moreover, under section 246A of the Code, to the extent that a corporate shareholder incurs indebtedness "directly attributable" to investment in


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Scotsman Industries, Inc.
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  the Preferred Stock, the dividends-received deduction is proportionately reduced.

     Redemption of Preferred Stock. A redemption of shares of Preferred Stock for cash will be a taxable event.

     A redemption of shares of Preferred Stock for cash will be treated as a dividend to the extent of Scotsman's current or accumulated earnings and profits, unless the redemption (i) results in a "complete termination" of the shareholder's stock interest in Scotsman under section 302(b)(3) of the Code,
  (ii) is "substantially disproportionate" with respect to the shareholder under section 302(b)(2) of the Code or (iii) is "not essentially equivalent to a dividend" with respect to the shareholder under section 302(b)(1) of the Code. In determining whether any of these tests have been met, the shareholder must take into account not only stock he actually owns, but also stock he constructively owns within the meaning of section 318 of the Code.
  A distribution to a shareholder will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the shareholder's stock interest in Scotsman. Because this test is not based upon numerical criteria, there can be no certainty as to when such a reduction has taken place. Satisfaction of the "complete termination" and "substantially disproportionate" tests is dependent upon meeting the objective tests set forth in sections 302(b)(3) and 302(b)(2) of the Code, respectively.

     If a redemption of Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash received by the shareholder. The shareholder's adjusted tax basis in the redeemed stock will be transferred to any remaining stock holdings in Scotsman.

     If a redemption of Preferred Stock for cash is not treated as a distribution taxable as a dividend, it will result in taxable gain or loss equal to the difference between the amount of cash received and the shareholder's adjusted tax basis in the Preferred Stock redeemed. Such gain or loss will be long-term capital gain or loss if the holding period for the Preferred Stock exceeds one year.

     Conversion of Series A Convertible Preferred Stock into Scotsman Common Stock. In general, no gain or loss will be recognized for federal income tax purposes on conversion of Series A Convertible Preferred Stock solely into shares of Scotsman Common Stock, except with respect to





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Scotsman Industries, Inc.
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  any cash received in lieu of a fractional share interest.  However, a holder of Series A Convertible Preferred Stock will recognize a dividend on such conversion equal to the amount of dividends in arrears on the Series A Convertible Preferred Stock, but only to the extent the fair market value of the Scotsman Common Stock received upon conversion exceeds the fair market value at issuance of the Series A Convertible Preferred Stock converted. To the extent the conversion is not treated as resulting in the payment of a dividend, the tax basis for the shares of Scotsman Common Stock received upon conversion will be equal to the tax basis of the Series A Convertible Preferred Stock converted, and the holding period of the shares of Scotsman Common Stock will include the holding period of the Series A Convertible Preferred Stock converted.

     Adjustment of Series A Convertible Preferred Stock Conversion Price.
  Section 305 of the Code treats as a distribution taxable as a dividend to the extent of the issuing corporation's current or accumulated earnings and profits certain actual or constructive distributions of stock with respect to stock or convertible securities. Treasury regulations treat holders of convertible preferred stock as having received such a constructive distribution where the conversion price of such preferred stock is adjusted to reflect certain taxable distributions with respect to the stock into which such preferred stock is convertible. Thus, under certain circumstances an adjustment in the conversion price of the Series A Convertible Preferred Stock may be taxable to the holders thereof as a dividend.

     Backup Withholding. Under section 3406 of the Code and applicable Treasury regulations, a noncorporate holder of Preferred Stock may be subject to backup withholding at the rate of 31% with respect to "reportable payments," which include dividends paid on, or the proceeds of a sale, exchange or redemption of, Preferred Stock. The payor will be required to deduct and withhold the prescribed amounts if (i) the payee fails to furnish a taxpayer identification number ("TIN") to the payor in the manner required,
  (ii) the Internal Revenue Service notifies the payor that the TIN furnished by the payee is incorrect, (iii) there has been a "notified payee underreporting" described in section 3406(c) of the Code, or (iv) there has been a failure of the payee to certify under penalty of perjury that the payee is not subject to withholding under section 3406(a)(1)(C) of the Code. If any one of the events listed above occurs, Scotsman will be required to withhold





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Scotsman Industries, Inc.
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  an amount equal to 31% from any dividend payment made with respect to the
  Preferred Stock or any payment of proceeds of a redemption of Preferred Stock to a noncorporate holder. Amounts paid as backup withholding do not constitute an additional tax and will be credited against the holder's federal income tax liabilities, so long as the required information is provided to the Internal Revenue Service. Scotsman will report to the holders of Preferred Stock the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

   We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the reference to us under the heading "Legal Opinions" in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.


                                         Very truly yours,



                                         SIDLEY & AUSTIN

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